

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 10, 2019

Christopher Peetz
Mirum Pharmaceuticals, Inc.
950 Tower Lane, Suite 1050
Foster City, CA 94404

> **Re:** **Mirum Pharmaceuticals, Inc.**
> **Registration Statement on Form S-1**
> **Exhibit Nos. 10.15 through 10.20**
> **Filed June 21, 2019**
> **File No. 333-232251**

Dear Mr. Peetz:

We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance